SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2011
Woori Finance Holdings Co., Ltd.
(Translation of Registrant’s name into English)
203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑

Index
1. Summary of 2011 3Q Business Report
2. Exhibit 99.1 Woori Finance Holdings Co., Ltd. Review Report for 2011 3Q

Summary of 2011 3Q Business Report

VII. DIRECTORS AND EMPLOYEE INFORMATION	35

1. Directors	35

2. Employee Status	35

3. Directors’ Compensation	35

VIII. RELATED PARTY TRANSACTIONS	36

1. Transactions with Affiliated Parties	36

Exhibit 99.1
Except where indicated otherwise, financial information contained in this document (including the attached financial statements) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.
All references to “Woori Finance Holdings,” “we,” “us” or the “Company” are to Woori Finance Holdings Co., Ltd. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Company Overview
1.	Purpose of the Company
a.	Scope of Business
Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.
(1)	Corporate Management
1.	Setting management targets for and approving business plans of the subsidiaries;
2.	Evaluation of the subsidiaries’ management performance and establishment of compensation levels;
3.	Formulation of corporate governance structures of the subsidiaries;
4.	Inspection of operation and assets of the subsidiaries; and
5.	Other activities complementary to the items mentioned in numbers 1 to 4.
(2)	Corporate Management Support Activities
1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);
2.	Capital investment in subsidiaries or procurement of funds for the Affiliates; and
3.	Activities ancillary to the above items.
b.	Scope of Business of Subsidiaries
(1)	Bank Subsidiaries (Woori Bank, Kwangju Bank and Kyongnam Bank):
1.	Banking business as prescribed by the Banking Act;

2.	Trust business;

3.	Foreign exchange business; and

4.	Other authorized businesses.
(2)	Woori Investment & Securities: businesses authorized under the Financial Investment Services and Capital Markets Act and related laws and regulations.
(3)	Woori Aviva Life Insurance: life insurance and other insurance activities and other business activities permitted under the Insurance Business Act.

(4)	Woori Asset Management: asset management business.

(5)	Woori Financial: consumer finance business.

(6)	Woori FIS: finance-related IT services.

(7)	Woori F&I: securitization business.

(8)	Woori Private Equity: private equity business.

(9)	Woori Financial Group Savings Bank: consumer savings banking business.
2.	History of the Company

a.	Company History
(1)	Background: Major developments.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	LG Investment Trust Management changed from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

June 27, 2008	Appointment of new management

April 29, 2009	Termination of joint venture with Credit Suisse regarding Woori Credit Suisse Asset Management. Renamed “Woori Asset Management” (May 30, 2009)

October 28, 2009	Acquired the remaining 30% equity stake in Woori Credit Suisse Asset Management from Credit Suisse Asset Management International Holding and completed the establishment of Woori Asset Management as our wholly-owned subsidiary

December 30, 2009	Dissolution of Woori LB Third Asset Securitization Specialty Co., Ltd.

March 11, 2010	MOU with National Bank of Abu Dhabi Group

March 16, 2011	Woori Financial Group Savings Bank Co., Ltd. is incorporated as a wholly-owned subsidiary

October 5, 2011	Kwangju Bank and Kyongnam Bank become wholly-owned subsidiaries

b.	Associated Business Group
(1)	Overview of Business Group
1.	Name of business group: Woori Financial Group
(2)	Related companies within the business group
As of September 30, 2011

Controlling
Type	Name of Company	Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	11 companies
Kwangju Bank
Kyongnam Bank
Woori Investment & Securities
Woori Aviva Life Insurance
Woori Asset Management
Woori Financial
Woori Financial Group Savings Bank
Woori FIS (formerly Woori Finance Information System)
Woori F & I
Woori Private Equity

2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	51 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
Woori Bank (China) Limited
ZAO Woori Bank
Woori Fund Service

	Woori AMC	Woori F&I
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.
Woori SB Tenth Asset Management
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd.
Woori EA Third Asset Securitization Specialty Co., Ltd.
Woori EA Fourth Asset Securitization Specialty Co., Ltd.
Woori EA Fifth Asset Securitization Specialty Co., Ltd.
WR Creditors Co., Ltd.
Woori EA Eighth Asset Securitization Specialty Co., Ltd.
Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd.
WR Investment America LLC
Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twentieth Asset Securitization Specialty Co., Ltd.
Woori EA Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty First Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd.
Woori EA Twelveth Asset Securitization Specialty Co., Ltd.

Controlling
Type	Name of Company	Company	Notes
	Woori Private Equity Fund	Woori Private Equity
Woori Blackstone Korea Opportunity Private Equity Fund No.1

	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No. 1
Mars Private Equity Fund No.2
Woori Investment Asia Pte. Ltd.
Mars Private Equity Fund No.3
Mars Private Equity Fund No.4
Woori Absolute Partners PTE, Ltd.
Woori Absolute Global Opportunity Fund
Woori Korindo Securities Indonesia
LG Investment Holdings B.V. GG
Connacht Capital Market Investment Ltd.
Woori CBV Securities Corporation
Woori Absolute Return Investment Strategies
KoFC Woori Growth Champ 2010 No.3 Private Equity Fund
Woori Investment Advisory Co., Ltd. (Beijing)

*	Woori Finance Holdings, Woori Investment & Securities and Woori Financial are listed on the KRX KOSPI Market

*	On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business (Hanmi Capital was renamed Woori Financial as of October 26, 2007).

*	On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.

*	On October 26, 2007, Woori Bank (China) Limited was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in Woori Bank (China) Limited.

*
On November 22, 2007, ZAO Woori Bank was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in ZAO Woori Bank, excluding one ZAO Woori Bank share which is owned by a related party of Woori Bank in order to comply with Russian regulations on single shareholder limitations.

*
On December 12, 2007, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. and Woori F&I Seventh Asset Securitization Specialty Co., Ltd. were included as our 2nd tier subsidiaries. Woori F&I Co., Ltd. owns a 100% stake in each of these two subsidiaries.

*
On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.

*	On April 3, 2008, Woori F&I Eighth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).

*
On May 14, 2008, Mars Private Equity Fund No. 4, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 0.99% of the capital.

*
On May 29, 2008, Woori Absolute Partners Pte. Ltd., an investment advisory service company wholly-owned by Woori Investment & Securities and established in Singapore to manage offshore funds, was included as our 2nd tier subsidiary.

*	On June 27, 2008, Woori SB Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I owns a stake of 50% plus one share in the company.

*	On July 21, 2008, Woori Absolute Global Opportunity Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On September 9, 2008, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On March 3, 2009, PT Clemont Securities Indonesia was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 60% stake in PT Clemont Securities Indonesia.

*	On March 12, 2009, Woori F&I Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*
On July 24, 2009, Woori F&I Twelfth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori F&I’s equity stake in Woori F&I Twelfth Asset Securitization Specialty Co., Ltd.

*	On August 31, 2009, Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

*	On September 28, 2009, Woori CBV Securities Corporation was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 49% stake in Woori CBV Securities Corporation.

*	On October 15, 2009, we acquired an additional 2.41% of common shares of Woori Financial, and our shareholding is currently 52.52%.

*	On October 28, 2009, Woori Asset Management became our wholly-owned subsidiary following our acquisition of Credit Suisse’s 30% interest in Woori Asset Management.

*
High Technology Venture Investment, Global Technology Investment, LG Investment Holdings B.V. GG and Connacht Capital Market Investment, which are offshore finance companies and subsidiaries of Woori Investment & Securities, are currently undergoing liquidation or other change of control-related proceedings. Due to an expansion in the types of entities that are considered 2nd tier subsidiaries of financial holding companies, these entities became our 2nd tier subsidiaries.

*	On December 28, 2009, Woori SB Asset Management changed its name to Woori AMC and became a wholly-owned subsidiary of Woori F&I following the termination of its joint venture with Shinsei Bank.

*	On December 30, 2009, Woori Third Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries

*
On February 15, 2010, Woori Investment & Securities sold 100% of its investment stake in Woori Absolute Asia Multi Strategy Fund, an offshore financial company that was wholly-owned by Woori Investment & Securities prior to such sale.

*	On March 8, 2010, Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

*	On May 20, 2010, Woori Absolute Return Investment Strategies, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

*
On June 10, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. and Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd., which are wholly-owned by Woori F&I, were included as our 2nd tier subsidiaries.

*	On June 18, 2010, Woori EA Third Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On June 28, 2010, Woori Ea Fourth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On June 29, 2010, Woori Ea Fifth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*
On July 9, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori Investment & Securities’ investment stake in Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd.

*	On September 2, 2010, Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On October 22, 2010, WR Creditor Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On November 22, 2010, KoFC Woori Growth Champ 2010 No.3 Private Equity Fund, a 30% owned subsidiary of Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On November 23, 2010, Woori EA Eighth Asset Securitization Specialty Co., Ltd., a 51% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On November 30, 2010, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

*	On December 1, 2010, High Technology Venture Investment and Global Technology Investment was dissolved and removed from our list of subsidiaries.

*	On December 3, 2010, Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On December 21, 2010, WR Investment America LLC. a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On January 14, 2011, Woori Investment Advisory Co., Ltd. (Beijing), a 100% owned subsidiary of Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On Febuary 24, 2011, Woori F&I Nineeenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*
On March 14, 2011, Woori F&I Twentieth Asset Securitization Specialty Co., Ltd., a subsidiary of Woori F&I, was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 60% of the equity of Woori F&I Twentieth Asset Securitization Specialty Co., Ltd.

*	On March 16, 2011, Woori Financial Group Savings Bank, a 100% owned subsidiary of Woori Finance Holdings, was included as our subsidiary.

*	On March 29, 2011, Woori EA Tenth Asset Securitization Specialty Co., Ltd., a 51% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On May 30, 2011, Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

*
On June 7, 2011, Woori F&I Twenty First Asset Securitization Specialty Co., Ltd. and Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd., each a 100% owned subsidiary of Woori F&I, were included as our 2nd tier subsidiaries.

*	On July 22, 2011, Woori Fund Service Co., Ltd., a 100% owned subsidiary of Woori Bank, was included as our 2nd tier subsidiary.

*	On August 26, 2011, Brim Asian Credit Fund was dissolved and removed from our list of subsidiaries.

*	On September 2, 2011, Woori EA Twelveth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On September 28, 2011, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.
c.	Consolidated Subsidiaries

		Total Assets (2010)
Name of Company	Business Activities	(unit: in millions of Won)
Woori Bank	Banking	224,419,749
Kwangju Bank	Banking	16,497,497
Kyongnam Bank	Banking	21,830,812
Woori Investment & Securities	Securities	17,089,252
Woori Asset Management	Investment Trusts	84,418
Woori Financial	Other Financial	2,770,293
Woori FIS (former Woori Finance Information System)	Financial Information Technology	242,574
Woori F&I	Other Financial	1,027,330
Woori Private Equity	Other Financial	28,318
Woori Financial Group Savings Bank	Banking	—
TY second Asset Securitization Specialty	Other Financial	211,220
Woori Credit Information	Debt Collection and Credit Rating	29,433
Woori America Bank	Banking	1,196,801
P.T. Bank Woori Indonesia	Banking	487,557
Woori Global Markets Asia Ltd.	Banking	182,730
Woori Bank (China) Limited	Banking	2,237,662
ZAO Woori Bank	Banking	170,027
Korea BTL Infrastructure Fund	Other Financial	340,478
Woori Fund Service Co., Ltd.	Other Financial	—
Kumho Trust 1st Co., Ltd.	Other Financial	91,750
Woori IB Global Bond Co., Ltd	Other Financial	215,220
Connsus Eighth Co., Ltd.	Other Financial	9
Asiana Saigon Co., Ltd.	Other Financial	59,460
An-Dong Raja 1st Co., Ltd.	Other Financial	14,928
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd	Other Financial	140,632
IB Global 1st Inc.	Other Financial	68,515

		Total Assets (2010)
Name of Company	Business Activities	(unit: in millions of Won)
Real DW Second Co., Ltd.	Other Financial	120,841
Hermes STX Co., Ltd.	Other Financial	30,341
BWL First Co., LLC	Other Financial	80,421
Woori Poongsan Co., Ltd	Other Financial	—
Ocean Sand Co., Ltd.	Other Financial	—
Heoreum Short-Term 15 th	Other Financial	57
G5 Pro Short-Term 13th	Other Financial	637
G6 First Class Mid-Term E-20	Other Financial	1
G15 First Class Mid-Term C-1	Other Financial	4
D First Class Mid-term C-151	Other Financial	3
Golden Bridge Sidus FNH Video	Other Financial	8,263
Golden Bridge NHN Online Private Equity Investment	Other Financial	25,015
Woori CS Ocean Bridge 7 th	Other Financial	16,178
Woori Milestone Private Real Estate Fund 1st	Other Financial	36,491
Woori Milestone China Real Estate Fund 1st	Other Financial	227
Consus Sakhalin Real Estate Investment Trust 1st	Other Financial	48,706
Hanwha Smart Private Equity Securities 19th	Other Financial	50,004
Woori Partner Plus Private Equity Securities 4th	Other Financial	497,639
Woori Partner Plus Private Equity Trust 7th	Other Financial
Yuri WB Private Equity Securities Investment Trust 3rd	Securities	—
KDB Private Equity Investment Trust WB-2	Securities	—
Samsung Plus Private Equity Investment Trust No.13	Securities	—
Hanhwa Smart Private Equity Trust No.43	Securities	—
Eugene Pride Private Equity Securities Investment Trust [21st] (Bond)	Securities	—
Meritz Prime Private Equity Trust No.42(Bond)	Other Financial	—
Woori Partner Plus Private Equity Securities 8th	Other Financial	—
Woori Partner Plus Equity Securities 9th	Other Financial	—
Euro Quanto Second Inc.	Other Financial	54,210
Hybrid 1st Specialty Inc.	Other Financial	299,638
KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd.	Other Financial	29,699
Heungkuk Hiclass 9th	Other Financial	11,196
Eugene Best Plan Private Equity Securities No.16	Other Financial	9,955
Consus 6th Co., LLC	Other Financial	9
KTB Market Alpha Private Equity Securities Investment Trust 30-1st	Other Financial	10,958
GS Gold Scope Private Equity Securities Investment Trust 2nd	Other Financial	9,615
Hana UBS Power Private Equity Securities Investment Trust 12th	Other Financial	10,574
Samsung Korea Focus Private Equity Investment Trust 1 st	Other Financial	10,433
Shinhan BNP Corporate Private Equity Trust 9th	Other Financial	—
Hanwha Smart Private Equity Securities 39th	Other Financial	—
GS Gold Scope Private Equity Securities Investment Trust 5th	Other Financial	—
Say New Vesta Private Equity Securities 7th	Other Financial	—
Hanhwa Private Equity Trust 3rd (Bond Mixed Type)	Other Financial	—
Woori Futures	Futures	422,283
Woori Investment Securities International Ltd.	Securities	4,814
Woori Investment & Securities (HK) Ltd.	Securities	27,465
Woori Investment Securities America	Securities	8,071
MARS First Private Equity Fund	Other Financial	44,627
MARS Second Private Equity Fund	Other Financial	206,268
MARS INS First Private Equity Fund	Other Financial	2,545
Woori Investment Asia Pte. Ltd.	Securities	50,703
Woori Absolute Partner PTE Ltd.	Other Financial	3,978
Woori Absolute Asia Global Opportunity Fund	Other Financial	51,247
LG Investment Holding B.V.(Amsterdam) GG	Other Financial	32,311
Connacht Capital Market Inv.	Other Financial	44,638
Woori Korindo Securities Indonesia	Securities	18,991

		Total Assets (2010)
Name of Company	Business Activities	(unit: in millions of Won)
Woori CBV Securities Corporation	Securities	9,464
Woori Absolute Return Investment Strategies	Other Financial	34,880
Woori Investment Asia Co., Ltd.(Beijing)	Investment Advisory	—
Kofc Woori Growth Champ 2010-3 Private Equity Fund	Other Financial	—
KAMCO Value Recreation 9th Securitization Specialty Co., Ltd	Other Financial	2,250
G3 Pro Short-term 13	Beneficiary Certificates	168
G4 Pro Short-term 13	Beneficiary Certificates	71
Twins Subordinated Debt 1st	Beneficiary Certificates	3
Kyobo Gulliver Short-Term E-201	Beneficiary Certificates	437
Kyobo First Class Long-Term E-203	Beneficiary Certificates	192
Kyobo First Class Mid-Term E-209	Beneficiary Certificates	45
Cho Hung Clover HYA1	Beneficiary Certificates	1,978
G1 New Jump Long-Term Bond A-4th	Beneficiary Certificates	5,823
Best Optimax Mid-Term A3	Beneficiary Certificates	709
Best Optimax Mid-Term III A1	Beneficiary Certificates	1,506
Best Optimax Long-Term A1	Beneficiary Certificates	434
Woori AMC	Other Financial	15,922
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.	Other Financial	7,503
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.	Other Financial	22,318
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	876
Woori SB Tenth Asset Management Co., Ltd.	Other Financial	46,585
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.	Other Financial	5,398
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.	Other Financial	9,033
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.	Other Financial	36,346
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd	Other Financial	25,520
Woori EA Third Asset Securitization Specialty Co., Ltd.	Other Financial	76,650
Woori EA Fourth Asset Securitization Specialty Co., Ltd.	Other Financial	80,167
Woori EA Fifth Asset Securitization Specialty Co., Ltd.	Other Financial	52,886
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd	Other Financial	129,613
WR Investment LLC	Other Financial	10
Woori EA Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	72,923
WR Investment America LLC	Other Financial	28,520
Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd	Other Financial	159,381
Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd	Other Financial	—
Woori EA Tenth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Twentieth Asset Securitization Specialty Co., Ltd	Other Financial	—
Woori F&I Twenty First Asset Securitization Specialty Co., Ltd	Other Financial	—
Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd	Other Financial	—
Woori EA Twelveth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori Private Equity Fund	Private Equity Investment	210,196
Kumho Investment Bank	Financial Services	1,953,706
Woori EL Co., Ltd.	Other Financial	30
Two Eagles LLC	Real Estate & Leasing	1,841

3.	Capital Structure
a.	Changes in Capital
(units: Won, shares)

		Stock Decrease/Increase
Date	Category	Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—
b.	Convertible Bonds
Not applicable
4.	Total Number of Authorized Shares
a.	Total Number of Authorized Shares

As of September 30, 2011	(unit: shares)

	Type
Items	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,561	2,561
Free float shares	806,012,779	806,012,779

b.	Treasury Stock

As of Septemeber 30, 2011	(unit: shares)

Acquisition
Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 165-2 of the Financial Investment Services and Capital Markets Act	Common Preferred
Direct purchase other than under Sub-section 1, section 165-2 of the Financial Investment Services and Capital Markets Act	Common Preferred	2,561				2,561
Subtotal	Common	2,561				2,561
	Preferred
Indirect acquisition from trust agreement	Common
	Preferred
Total	Common	2,561				2,561
	Preferred
5.	Voting Rights

As of September 30, 2011	(unit: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under Korean securities & exchange Law	—	2,561
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	806,012,779
	Preferred Shares

6.	Dividend Information
a.	Dividend information for the past three years

Items		2010(1)	2009(2)	2008(2)
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		1,288,856	1,026,024	454,478
Earnings per share (Won)		1,599	1,273	564
Total cash payout (Won in Millions)		201,503	80,601	—
Total stock dividends (Won in Millions)				—
Cash dividend payout ratio (%)		15.63	7.86
Cash dividend yield (%)	Common Shares	1.6	0.7
	Preferred Shares
Stock dividend yield (%)	Common Shares
	Preferred Shares
Cash dividend per share (Won)	Common Shares	250	100
	Preferred Shares
Stock dividend per share (Won)	Common Shares
	Preferred Shares

(1)	Net profit clculated on a consolidated Korean IFRS basis.

(2)	Net profit clculated on a non-onsolidated Korean GAAP basis.

II.	Description of Business
1.	Business Overview
a.	Organizational Chart
(As of September 30, 2011)

2.	Overview of Operations
a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of Operations
(1)	Source of Funds
(unit: in millions of Won)

Items	2011 3Q	2010	2009
Shareholders’ Equity	13,962,103	13,804,170	13,720,923
Capital	4,030,077	4,030,077	4,030,077
Capital Surplus	109,025	84,488	179,488
Retained Earnings	9,823,019	9,689,624	8,346,186
Capital Adjustments	(18)	(18)	1,165,172
Borrowings	3,813,779	3,804,738	3,824,205
Debentures	3,654,831	3,654,843	3,744,156
Bank Borrowings	—	—	60,000
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	158,948	149,895	20,049
Total	17,775,882	17,608,908	17,545,128

*	Separate basis.

(2)	Use of Funds
(unit: in millions of Won)

Items	2011 3Q	2010	2009
Subsidiary Stock	17,493,228	17,383,228	17,350,078
Woori Bank	13,621,824	13,621,824	13,621,824
Kyongnam Bank	1,443,661	1,443,661	1,443,661
Kwangju Bank	976,284	946,284	976,284
Woori FIS	15,013	15,013	15,013
Woori F&I	166,563	166,563	166,563
Woori Investment & Securities	754,782	754,782	754,782
Woori Asset Management	67,456	67,456	67,456
Woori Private Equity	24,246	24,246	24,246
Woori Financial	207,346	207,346	207,346
Woori Aviva Life Insurance	106,053	106,053	72,903
Woori Financial Group Savings Bank	110,000	—
Investment Securities	—	—	—
Loan Obligations	994	994	139,300
Tangible Assets	549	593	415
Intangible Assets	31	35	8
Cash	96,268	65,346	23,267
Other Assets	184,812	158,712	32,060
Total	17,775,882	17,608,908	17,545,128

*	Separate basis.
C.	Transactions related to Commission Fees
Beginning in the third quarter of 2010, the Company receives brand usage fees, including from its subsidiaries, which are accounted for as commission revenue.
(unit: in millions of Won)

Category	2011 3Q(1)	2010(1)	2009(2)
Commission Revenue (A)	50,662	35,626	—
Commission Expense (B)	5,971	4,209	7,001
Commission Profit (A-B)	44,691	31,417	(7,001)

(1)	Separate basis; based on Korean IFRS.

(2)	Separate basis; based on Korean GAAP.

3.	Other Information Relevant to Investment Decisions

a.	Selected Ratios
Won-denominated Current Ratio
(unit: in millions of Won)

Items	2011 3Q(1)	2010(1)	2009(1)
Current Assets (A)	118,167	65,497	23,682
Current Liabilities (B)	13,391	9,260	8,995
Current Ratio(2) (A/B)	882.44%	707.31%	263.29%

(1)	Separate basis.

(2)	Current ratio is calculated as the ratio of (i) Won-denominated assets with maturity of less than 1 month and (ii) Won-denominated liabilities with maturity of less than 1 month.
Debt Ratio
(unit: in millions of Won)

Items	2011 3Q	2010	2009
Liabilities (A)	3,813,779	3,804,738	3,824,205
Equity (B)	13,961,365	13,804,170	13,720,923
Debt Ratio (A/B)	27.32%	27.55%	27.87%

*	Separate basis.
BIS Ratio
(unit: in millions of Won)

Items	2011 3Q(1)(2)	2010(3)	2009(3)
Total Capital (A)	25,723,447	24,839,544	24,824,094
Risk weighted assets (B)	208,085,558	198,250,944	200,954,776
BIS Ratio (A/B)	12.36%	12.53%	12.35%

(1)	Estimate.

(2)	Consolidated basis; based on Korean IFRS.

(3)	Consolidated basis; based on Korean GAAP.

b.	Credit Ratings for the Past Three Years

	Evaluated	Credit	Company	Evaluation
Date of Rating	Securities	Rating	(Ratings Range)	Category
2007.05.07		A2	Moody’s (Aaa ~ C)	Case evaluation
2007.08.17	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.08.17	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.04		BBB+	S&P (AAA ~ D	Case evaluation
2008.06.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.09.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.09.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2010.05.10	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2010.05.10	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2010.07.23	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2010.07.23	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2010.10.28	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2010.10.28	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.02.14	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2011.02.14	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.03.02	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2011.03.03	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.05.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2011.05.12	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2011.08.11	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2011.08.11	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation

c.	30 Largest Exposures by Borrower

(As of September 30, 2011)	(unit: in hundred millions of Won)

						Total
		Pre-	Sub-		Estimated	Credit		Total
Name	Normal	cautionary	standard	Doubtful	Loss	Exposure	Securities	Exposure
Korea Finance Corporation	—	—	—	—	—	—	28,307	28,307
Korea Land & Housing Corporation	102	—	—	—	—	102	21,533	21,635
Korea Deposit Insurance Corporation	10,129	—	—	—	—	10,129	7,349	17,478
Samsung Electronics	15,607	—	—	—	—	15,607	168	15,755
Korea Housing Finance Corporation	—	—	—	—	—	—	15,444	15,444
Kookmin Bank	1,870	—	—	—	—	1,870	12,553	14,423
Industrial Bank of Korea	7	—	—	—	—	7	13,691	13,698
Hyundai Heavy Industries	8,178	—	—	—	—	8,178	4,206	12,384
SH Corporation	6,337	—	—	—	—	6,337	5,743	12,080
Korea Development Bank	—	—	—	—	—	—	11,563	11,563
Sungdong Shipbuilding & Marine	5,165	5,727	—	—	—	10,892	—	10,892
Shinhan Bank	—	—	—	—	—	—	10,304	10,304
Hyundai Steel	7,556	—	—	—	—	7,556	537	8,093
Korea Electronic Power Corporation	—	—	—	—	—	—	7,705	7,705
Kumho Tire	293	5,978	—	—	—	6,271	1,132	7,403
Hynix	2,302	—	—	—	—	2,302	4,882	7,184
LG Chemical	7,159	—	—	—	—	7,159	8	7,167
Hyosung	6,516	—	—	—	—	6,516	223	6,739
SPP Shipbuilding	2,226	4,382	—	—	—	6,608	—	6,608
National Agricultural Cooperative Federation	789	—	—	—	—	789	5,605	6,394
STX Shipbuilding	6,359	—	—	—	—	6,359	—	6,359
Daewoo International	6,178	—	—	—	—	6,178	—	6,178
Deawoo E&C	5,633	—	—	—	—	5,633	14	5,647
LG Display	4,450	—	—	—	—	4,450	853	5,303
Hyundai Capital	2,600	—	—	—	—	2,600	2,648	5,248
Kumho Industrial	403	4,260	—	—	—	4,663	335	4,998
Small&Medium Business Corporation	—	—	—	—	—	—	4,949	4,949
POSCO	724	—	—	—	—	724	3,995	4,719
ShinaSB Yard	2,966	—	10	1,736	—	4,712	—	4,712
Samsung Heavy Industries	4,623	—	—	—	—	4,623	51	4,674
Total	108,172	20,347	10	1,736	—	130,265	163,776	294,041

*	Based on Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, Woori Financial, Woori Aviva Life Insurance and Woori Financial Group Savings Bank.

d.	20 Largest Loan Exposures Classified as Sub-Standard or Below by Borrower

(As of September 30, 2011)	(unit: in hundred millions of Won)

			Sub-standard or
Name	Industry	Total Exposure	below	Loan Loss Reserve
A	Real Estate & Leasing	3,985	3,572	3,492
B	Construction	3,491	3,478	2,706
C	Manufacturing	4,712	1,746	1,000
D	Wholesale and Retail Trade	1,669	1,669	1,032
E	Construction	1,583	1,583	1,114
F	Manufacturing	1,684	1,536	1,021
G	Construction	1,314	1,314	1,175
H	Manufacturing	1,179	1,179	775
I	Construction	1,008	1,008	413
J	Finance & Insurance	1,001	1,001	405
K	Real Estate & Leasing	1,000	1,000	416
L	Manufacturing	887	878	438
M	Manufacturing	1,619	784	268
N	Construction	630	630	309
O	Construction	625	623	82
P	Finance & Insurance	558	558	181
Q	Construction	555	555	437
R	Construction	826	511	367
S	Lodging	481	481	258
T	Manufacturing	457	418	152
	Total	29,264	24,524	16,041

*	Based on Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, Woori Financial, Woori Aviva Life Insurance and Woori Financial Group Savings Bank.
e.	Recent Developments
On February 18, 2011, Woori Finance Holdings was selected as the preferred bidder for the purchase of the assets and assumption of the liabilities of Samhwa Mutual Savings Bank and signed a memorandum of understanding on March 11, 2011 with KDIC relating to such purchase and assumption. In order to effect such purchase and assumption, Woori Finance Holdings established a new subsidiary, Woori Financial Group Savings Bank Co., Ltd., which began its operations on March 25, 2011.

III.	Financial Information
1.	Condensed Financial Statements (Separate)
(unit: in millions of Won, except per share amounts)

Items	2011 3Q	2010
Cash and Bank Deposits	96,268	65,345
Loans and Receivables	182,569	155,209
Investment Securities Accounted for Using the Equity Method of Accounting	17,493,228	17,383,228
Tangible Assets	549	593
Intangible Assets	31	35
Other Assets	2,395	3,370
Deferred Tax Asset	842	1,128
Total Assets	17,775,882	17,608,908
Debentures	3,645,831	3,654,844
Provisions	1,487	—
Income Tax Payable	124,459	124,078
Other Financial Liabilities	31,257	23,889
Other Liabilities	1,746	1,927
Total Liabilities	3,813,779	3,804,738
Common Stock	4,030,077	4,030,077
Capital Surplus	109,025	84,488
Other Capital	(18)	(18)
Retained Earnings	9,823,020	9,689,623
Total Capital	13,962,103	13,804,170
Net Interest Income	(163,222)	(176,153)
Net fees and Commissions	44,691	13,597
Dividends	516,008	407,130
Reversal of Allowance for Doubtful Accounts	—	(242)
Other Operating Income	(37,754)	(26,620)
Net Profit from Continuing Operations before Corporate Income Tax	359,722	219,196
Total Net Income	359,436	220,345
Total Comprehensive Income	359,436	220,345
Earnings Per Share (in Won)	446	273

*	Income / loss items for 2010 are stated on a cumulative basis for the nine months ended September 30, 2010

2.	Condensed Financial Statements (Consolidated)
(unit: in millions of Won)

Items	2011 3Q	2010
Cash and Due from Banks	4,338,839	3,483,407
Financial Assets at Fair Value through Profit or Loss	23,773,642	21,836,947
Available-for-Sale Financial Assets	20,882,885	22,344,698
Held-to-Maturity Financial Assets	20,390,244	19,885,559
Loans and Receivables	238,370,167	218,179,507
Jointly Controlled Associates	912,373	744,844
Investment Properties	493,508	643,271
Tangible Assets	3,102,384	3,097,378
Intangible Assets	461,257	295,136
Other Assets	467,576	378,858
Prepaid Tax Assets	31,077	9,568
Deferred tax assets	70,242	58,705
Derivatives Assets	349,926	131,511
Held-for-Sale Assets Group	140,368	87,926
Total Assets	313,784,488	291,177,315
Financial Liabilities at Fair Value through Profit or Loss	9,778,236	8,838,281
Deposits	192,620,167	185,427,625
Borrowings	35,393,251	34,265,662
Debentures	30,151,958	29,110,640
Provisions	816,443	761,055
Retirement Benefit Obligations	172,683	69,949
Tax Liabilities	230,661	173,960
Other Financial Liabilities	22,533,680	11,607,333
Other Liabilities	559,945	399,189
Deferred Tax Liabilities	287,757	212,534
Derivatives Liabilities	37,216	5,339
Total Liabilities	292,581,997	270,871,567
Equity Ownership of Controlled Entity	16,863,337	15,742,534
Capital Stock	4,030,077	4,030,077
Capital Surplus	179,950	180,105
Other Equity	583,723	1,043,013
Retained Earnings	12,069,587	10,489,339
Non-Controlling Equity	4,339,154	4,563,214
Total Capital	21,202,491	20,305,748

Items	2011 3Q	2010
Net Interest Income	5,397,899	4,735,249
Net Fee income	913,552	808,992
Dividend Income on Securities	160,477	163,262
Gain(loss) on Financial Assets at Fair Value through Profit or Loss	71,308	2,402
Gain on Available-for-Sale Financial Assets	1,041,181	1,029,886
Gain on Held-to-Maturity Financial Assets	—	21
Impairment on Credit Loss	1,685,883	2,030,787
Other Operating Income	(3,233,027)	(2,768,218)
Operating Income	2,665,507	1,940,807
Gain on Equity Method Investments	56,906	11,068
Income before Income Tax Expense	2,722,413	1,951,875
Total Net Income	2,012,071	1,516,716
Net income attributable to shareholders	1,780,458	1,234,038
Net income attributable to the non-controlling interests	231,613	282,678
Other Comprehensive Income	(428,870)	(226,110)
Total Comprehensive Income	1,583,201	1,290,606
Comprehensive Income Attributed to Shareholders	1,329,467	1,018,024
Comprehensive Income Attributed to the Non-Controlling Interests	253,734	272,582
Earnings per Share (in Won)	2,209	1,531
Consolidated Subsidiries	131	148

*	Income/loss items for 2010 are stated on a cumulative basis for the nine months ended September 30, 2010.
IV.	Independent Auditor’s Opinion
1.	Independent Auditor’s Opinion

	2011 3Q	2010 3Q	2010	2009
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion

(1)
In its review report attached to this report, Deloitte Anjin LLC has stated that nothing has come to their attention that causes them to believe that the accompanying consolidated financial statements of the Company as of December 31, 2010 and September 30, 2011 and for the nine months ended September 30, 2010 and 2011 do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting, and the requirements of Korean IFRS 1101 First-time adoption of Korean International Financial Reporting Standard, relevant to interim financial reporting.

2.	Compensation to the Independent Auditor for the Past Three Years
a.	Auditing Service
(units: in millions of Won, hours)

				Accrued Time
Year	Auditor	Activity	Compensation(1)	(hrs)
2011 3Q	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	426	5,050
2010	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	342	6,148
2009	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	342	4,941

(1)	on an annual basis
b.	Compensation for Services Other than the Audit
(unit: in millions of Won)

Year	Contract Date	Activity	Period	Comp.	Note
2011 3Q	2011.06.27	PCAOB and SOX Auditing	2011.07~2012.04	1,266	—
	2011.04.30	Corporate tax reconciliation	2011.07~2011.08	35
			2012.02~2012.03

2010	2011.03.07	US GAAPand SOX Auditing	2010.12~2011.05	2,306	—
	2010.04.30	Corporate tax reconciliation	2010.07~2010.08	72
		(Consolidated tax return advice)	2011.02~2011.03

2009	2009.12.21	US GAAPand SOX Auditing	2009.12~2010.05	3,006	—
	2009.04.29	Corporate tax reconciliation	2009.07~2009.08	31
		(Consolidated tax return review)	2010.2~2010.3

V.	Corporate Governance and Affiliated Companies
1.	About the Board of Directors
A.	Composition of our board of directors
After the general shareholders’ meeting on March 25, 2011

Relationship with
Name	Career & Academic Background	Largest Shareholder	Notes
Pal Seung Lee (Standing Director)	- Current) Chairman and chief executive officer of Woori Finance Holdings	None	Chairman of the board
- Chief executive officer, Woori Securities
- Executive managing director, Hanil Bank
- Bachelor of Law, Korea University
Yong-Man Rhee (Non-Standing Director)	- Current) Committee Member, National Elders Committee	None	New Appointment
- Governor, Bank Supervisory Service
- Minister, Ministry of Finance and Economy
- Graduate School of Public Administration, Korea University
Min-Joon Bang (Non-standing Director)	- Current) Vice President, New Daily	None	Fourth consecutive term
- Arbitration Commissioner of Press Arbitration Commission
- Head of Editorial Desk, Korea Times
- Bachelor of Arts (Korean Language and Literature), Seoul National University
Hi-Taek Shin (Non-standing Director)	- Current) Professor of College of Law, Seoul National University	None	Fourth consecutive term
- Lawyer, Kim & Chang Law Firm
- Bachelor of Law, Seoul National University
- Master of Law, Seoul National University
- J.S.D, Yale Law School
Kwang-Yie Kim (Non-standing Director)	- Current) Director of Office of the Auditor, Korea Deposit Insurance Corporation	Employee of the largest shareholder	New Appointment
- Ministry of Finance and Economy
- Bachelor of Science (Biochemistry), Yonsei University
Doo-Hee Lee (Non-standing Director)	- Current) Professor of College of Business Administration, Korea University	None	Third consecutive term
- President, Korea Advertising Society
- Bachelor of Business Administration, Korea University
- Ph.D. in Business Administration, Michigan State University
Hun Lee (Non-standing Director)	- Current) Co-Head, The Lawyers for Citizens	None	Third consecutive term
- Lawyer, Barun Law
- Bachelor of Law, Chung-Ang University
John Ji Whan Park (Non-standing Director)	- Current) Representative Director, Asia Evolution	None	New Appointment
- Director, AT&T Network System
- Director, Goldman Sachs
- Bachelor of Arts (Economics), Brown University
- Master of Business Administration, Harvard University

B.	Committees under the Board of Directors
We currently have the following management committees serving under the board of directors:
(a)	Management Committee

(b)	Business Development and Compensation Committee

(c)	Risk Management Committee

(d)	Standing Directors Committee

(e)	Ethics Committee

(f)	Outside Directors Recommendation Committee

(g)	MOU Evaluation Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Recommendation Committee
After the general shareholders’ meeting on March 25, 2011

Name	Position	Notes
Management Committee	Pal Seung Lee Yong-Man Rhee Min-Joon Bang Hi-Taek Shin Doo-Hee Lee	Chairman and CEO Pal Seung Lee heads this committee consisting of the heads of the sub-committees.
Business Development and Compensation Committee	Yong-Man Rhee Min-Joon Bang Hun Lee John Ji Whan Park	Non-standing director Yong-Man Rhee heads this committee consisting of no fewer than three non-standing directors.
Risk Management Committee	Pal Seung Lee Min-Joon Bang Kwang-Yie Kim Hun Lee John Ji Whan Park	Chairman and CEO Pal Seung Lee heads this committee. The committee consists of the Chairman and CEO, inside director in charge of finance and no fewer than three non-standing directors.
Standing Directors Committee	Pal Seung Lee	Chairman and CEO Pal Seung Lee heads the committee consisting of all executive directors.
Ethics Committee	Pal Seung Lee Min-Joon Bang Doo-Hee Lee Kwang-Yie Kim John Ji Whan Park	Non-standing director Min-Joon Bang heads this committee consisting of all executive directors and no fewer than two non-standing directors.
Outside Directors Recommendation Committee	Pal Seung Lee Hi-Taek Shin Doo-Hee Lee Kwang-Yie Kim John Ji Whan Park	Non-standing director Doo-Hee Lee heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.
MOU Evaluation Committee	Pal Seung Lee Yong-Man Rhee Min-Joon Bang Hi-Taek Shin Kwang-Yie Kim Doo-Hee Lee Hun Lee John Ji Whan Park	Chairman and CEO Pal Seung Lee heads this committee consisting of the entire board of directors.
Audit Committee	Yong-Man Rhee Hi-Taek Shin Kwang-Yie Kim Doo-Hee Lee Hun Lee	Consists of no fewer than 3 directors and one financial expert, at least two-thirds of whom are non-standing directors
Audit Committee Member Candidate Recommendation Committee	Yong-Man Rhee Min-Joon Bang Hi-Taek Shin Kwang-Yie Kim Doo-Hee Lee Hun Lee John Ji Whan Park	Non-standing director Doo-Hee Lee heads this committee consisting of all non-standing directors.

2.	Related Companies

3.	Investments in Other Companies

As of September 30, 2011	(units: shares, millions of Won, %)

										Total Assets	Net Income
	Beginning Balance			Changes(1)			Ending Balance			as of the	for the
						Valuation				Most Recent	Most Recent
Name	Quantity	Share	Book value	Quantity	Cost	Gain/Loss	Quantity	Share	Book value	Fiscal Year	Fiscal Year(2)
Woori Bank	765,956,580	100.0	13,621,824	—	—		765,956,580	100.0	13,621,824	223,488,079	1,107,785
Kwangju Bank	49,413,333	99.9	976,284	13	0.27		49,413,346	99.9	976,284	16,509,081	105,529
Kyongnam Bank	58,049,994	99.9	1,443,661	4	0.11		58,049,998	99.9	1,443,661	21,800,984	144,302
Woori FIS (formerly Woori Finance Information System)	900,000	100.0	15,013	—	—		900,000	100.0	15,013	220,469	2,144
Woori F&I	6,000,000	100.0	166,563	—	—		6,000,000	100.0	166,563	1,037,376	40,367
Woori Investment & Securities	46,324,981	35.0	754,782	—	—		46,324,981	35.0	754,782	19,359,159	153,315
Woori Asset Management	6,662,000	100.0	67,456	—	—		6,662,000	100.0	67,456	82,345	1,857
Woori Private Equity	4,000,000	100.0	24,246	—	—		4,000,000	100.0	24,246	27,428	1,705
Woori Financial	8,909,439	52.5	207,346	—	—		8,909,439	52.5	207,346	2,776,670	31,641
Woori Aviva Life Insurance	7,601,091	51.6	106,053	—	—		7,601,091	51.6	106,053	2,608,573	(1,994)
Woori FG Savings Bank				6,320,000	110,000		6,320,000	100.0	110,000	716,501	398
Total	953,817,418	—	17,383,228	6,320,017	110,000		953,817,435	—	17,493,228	288,626,665	1,587,049

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.

2.	The figures for the net income for the most recent fiscal year are calculated on a non-consolidated basis in accordance with Korean GAAP.

3.
The figures for the net income for the most recent fiscal year as stated above are for the fiscal year ended December 31, 2010, except for the figures for the latest net income of Woori Asset Management, Woori Investment & Securities and Woori Aviva Life Insurance, which are for the fiscal year ended March 31, 2011, and for the latest net income of Woori Financial Group Savings Bank, which are for the fiscal year ended June 30, 2011.

VI.	Stock Information
1.	Stock Distribution
a.	Stock Information of the Largest Shareholder and Specially Related Parties
As of September 30, 2011	(units: shares, %)

			Shares Held						Reasons
			Beginning balance				Ending balance		Behind
Name	Relation	Type	Stock	Share	(+)	(-)	Stock	Share	Change
KDIC	Largest S/H	Common	459,198,609	56.97	—	—	459,198,609	56.97
	Total	Common	459,198,609	56.97	—	—	459,198,609	56.97
		Preferred	—	—	—	—	—	—
		Total	459,198,609	56,97	—	—	459,198,609	56.97
Largest Shareholder: KDIC
b.	Share Ownership of More Than 5%
As of September 30, 2011	(units: shares, %)

		Common Stock		Preferred Stock		Total
No.	Name	No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	459,198,609	56.97	—	—	459,198,609	56.97
	Total	459,198,609	56.97	—	—	459,198,609	56.97

2.	Stock Price and Stock Market Performance for the Past Six Months
a.	Domestic Stock Market
(units: Won, shares)

Period		April 2011	May 2011	June 2011	July 2011	August 2011	September 2011
Common Stock	High	15,400	14,650	13,950	14,500	14,250	11,500
	Low	13,600	13,000	12,400	13,500	11,100	8,500
	Average	14,260	13,730	13,390	14,026	12,045	9,916
Monthly Trade Volume	High	11,795,416	7,578,673	5,907,159	3,633,844	11,716,674	6,725,107
	Low	3,138,816	1,364,018	1,268,584	712,920	1,527,335	2,799,533
	Average	105,806,056	68,027,477	61,791,785	41,752,281	81,533,208	94,073,740
b.	Foreign Stock Market (NYSE)
(units: US Dollars, ADRs)

Period		April 2011	May 2011	June 2011	July 2011	August 2011	September 2011
ADR	High	42.37	40.82	39.70	41.05	40.14	32.38
	Low	37.62	35.33	34.42	37.85	30.00	22.19
	Average	39.53	38.25	37.30	39.70	33.27	26.49
Won Con-version	High	46,378	43,812	42,801	43,320	42,271	34,660
	Low	40,927	38,252	37,480	40,019	32,766	26,317
	Average	42,958	41,444	40,329	42,059	35,699	29,631
Monthly Trade Volume	High	168,500	27,000	224,900	9,400	41,800	54,300
	Low	1,000	2,000	2,800	1,600	2,100	3,300
	Monthly Total	270,000	173,900	767,400	107,200	264,800	284,100

VII.	Directors and Employee Information
1.	Directors
As of September 30, 2011

Position		Name	Common Stock Owned	Expiration of Term
Chairman and CEO	Registered	Pal Seung Lee	60,000	March 24, 2014
Senior Managing Director	Non-Registered	Yang Jin Kim		March 31, 2013
Senior Managing Director	Non-Registered	Jeong Han Kim		October 15, 2011
Senior Managing Director	Non-Registered	Rok Hwang		March 31, 2013
Senior Managing Director	Non-Registered	Hyun Jin Jung		September 12, 2012
Senior Managing Director	Non-Registered	Byoung Yoon Jeon		September 26, 2012
Managing Director	Non-Registered	Sung Jae Park	353	February 9, 2012
Managing Director	Non-Registered	Seong Kook Jo		September 26, 2012
Managing Director	Non-Registered	Hong Dall Kim		September 26, 2012
Non-standing Director	Registered	Min-Joon Bang		March 24, 2012
Non-standing Director	Registered	Hi-Teak Shin		March 24, 2012
Non-standing Director	Registered	Doo-Hee Lee		March 24, 2012
Non-standing Director	Registered	Hun Lee		March 24, 2012
Non-standing Director	Registered	Yong-Man Rhee		March 24, 2013
Non-standing Director	Registered	Kwang-Yie Kim		March 24, 2013
Non-standing Director	Registered	John Ji Whan Park		March 24, 2013

*	Common Stock held by Pal Seung Lee as of November 23, 2011: 63,000 shares
2.	Employee Status

As of September 30, 2011	(units: persons, thousands of Won)

					Average		Average
	Staff				Tenure	Cumulative	Compensation
Items	Admin.	Manu.	Misc.	Total	Years	Compensation	Per Person	Note
Total	143	1	7	151	2 years and 10 months	7,136,897	47,264
3.	Directors’ Compensation
(unit: in millions of Won)

			Average Compendation
Items	Total Compensation	Number of Person	Per employee	Note
Standing Director	449	1	449
Non-standing Directors (excluding audit committee member)	53	2	26
Audit Committee Members	115	5	23	No compensation was provided for one of the members of the Audit Committee

(1)	Cumulative basis from January 1 to September 30, 2011.

*	Compensation limit for the Standing Director, Non-standing Directors and Audit Committee Members, on an aggregate basis, as approved at the annual general meeting of shareholders was ~~W~~4,000 million.

VIII.	Related Party Transactions
1.	Transactions with Affiliated Parties
a.	Transactions of Provisional Payments and Loans (including secured loans)
(unit: in millions of Won)

			Changes
Name	Relation	Item	Beg.	+	-	End	Notes
Woori Financial	Subsidiary	Other Loan	1,000	—	—	1,000
Total			1,000	—	—	1,000
b.	Payment Transactions
(unit: shares)

		Capital Contribution and Share Disposal
			Transactions
Name	Relation	Types of Shares	Beginning	Increase	Decrease	Ending	Notes
Woori Bank	Subsidiary	Common stock	695,956,580	—	—	695,956,580
		Preferred Stock	70,000,000	—	—	70,000,000
Kwangju Bank	Subsidiary	Common stock	49,413,333	13	—	49,413,346
Kyongnam Bank	Subsidiary	Common stock	58,049,994	4	—	58,049,998
Woori FIS (formerly Woori Finance Information System)	Subsidiary	Common Stock	900,000	—	—	900,000
Woori F&I	Subsidiary	Common Stock	6,000,000	—	—	6,000,000
Woori Investment & Securities	Subsidiary	Common Stock	46,324,981	—	—	46,324,981
Woori Asset Management	Subsidiary	Common Stock	6,662,000	—	—	6,662,000
Woori Private Equity	Subsidiary	Common Stock	4,000,000	—	—	4,000,000
Woori Financial	Subsidiary	Common Stock	8,909,439	—	—	8,909,439
Woori Aviva Life Insurance	Subsidiary	Common Stock	7,601,091	—	—	7,601,091
Woori Financial Group Savings Bank	Subsidiary	Common Stock		6,320,000		6,320,000
Total			953,817,418	6,320,017	—	960,137,435

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd. (Registrant)
Date: November 29, 2011	By:	/s/ Woo Seok Seong
(Signature)
		Name:	Woo Seok Seong
		Title:	General Manager